UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: October 1, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: October 1, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release 08-29-TC	Date:	October 1, 2008

TECK ANNOUNCES THE CREATION OF FIVE STRATEGIC BUSINESS UNITS

AND LAUNCHES A SIMPLIFED NAME AND BRAND

Vancouver, BC - Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] (Teck) is pleased to announce the launch of its simplified name and brand, Teck, and the formation of five new strategic business units specializing in copper, metallurgical coal, zinc, gold and energy.

“Seven years ago when Teck Cominco was formed, two strong Canadian companies with a tradition of excellence in mining and metal refining were brought together. Since then, we’ve grown stronger through the acquisition and development of a diversified range of commodities,” said Don Lindsay, President and CEO. “Today, under one simplified name and a new strategic business unit structure, Teck is well positioned to build on our strength as a diversified resource leader.”

The new structure is designed to improve the company’s competitiveness by increasing Teck’s ability to analyze and act on available opportunities in each commodity segment. Each business unit is led by a senior executive with full responsibility for the unit’s performance including establishing a growth strategy, project identification and development, the safe and sustainable operation of the unit’s assets, delivering quality products to customers, and overall profit and loss accountability:

Copper Business Unit

Roger Higgins, Senior Vice President, Copper

Metallurgical Coal Business Unit

Boyd Payne, President and Chief Executive Officer, Elk Valley Coal

Zinc Business Unit

Mike Agg, Senior Vice President, Zinc

Gold Business Unit

Rob Scott, Vice President, Gold

Energy Business Unit

Ray Reipas, Vice President, Energy

In support of these business changes, the company is updating its brand and logo to more accurately reflect Teck’s diversified portfolio of commodities.

“Each of us at Teck is striving to build a company that is a special place to work: where everyone goes home safely every day, where we treat the environment with care, where we give back to communities, and where we take pride in what we do and the value our products bring to the world,” said Lindsay.

The company’s legal name will remain “Teck Cominco Limited” until the next Annual General Meeting in April 2009. At that AGM, subject to the approval of shareholders, the company proposes to change the legal name to “Teck Resources Limited”. However, effective immediately, the brand of the company will be simply “Teck”.

To view a corporate video describing the updated brand, visit Teck’s new website at: www.teck.com

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy.  Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  Further information about Teck can be found at www.teck.com.

For further information, please contact:

Media Contact:

Sarah Goodman

Director, Corporate Affairs

Teck

(604) 699 4407

2

For Immediate Release 08-30-TC	Date:	October 1, 2008

TECK NAMES RAY REIPAS VICE PRESIDENT OF ENERGY

Vancouver, BC – Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] (“Teck”) today announced the appointment of Ray Reipas to the newly-created position of Vice President, Energy.

Reipas joins Teck from a major oil and gas company, where he was Vice President, Mining. Reipas is a seasoned mining executive with 29 years of engineering and management experience in large-scale mining enterprises in Western Canada and overseas, having held senior management roles in both oil sands and coal mining operations.

“Ray’s wealth of experience in mining and leading oil sands development projects makes him an excellent choice to lead Teck’s energy business,” said Don Lindsay, President and CEO.

In his new role, Reipas is responsible for the management of Teck’s interests in the Fort Hills, Equinox and Frontier oil sands development projects In Alberta. He will be based in Calgary, Alberta and will report to Peter Kukielski, Executive Vice President and Chief Operating Officer.

Reipas holds a Bachelor of Science in Mining Engineering from Queen’s University and has completed the Queen’s University Executive Education Program.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy.  Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  Further information about Teck can be found at www.teck.com.

For further information, please contact:

Media Contact:

Sarah Goodman

Director, Corporate Affairs

Teck

(604) 699 4407